Lonestar Resources US Inc.

111 Boland Street, Suite 300

Fort Worth, TX 76107

February 20, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Registration Statement on Form S-3

File No. 333-221392

Dear Ms. Nguyen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Lonestar Resources US Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on February 22, 2018, or as soon thereafter as practicable.

Please contact David Miller of Latham & Watkins LLP, our counsel, at (713) 546-7463 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature Page Follows]

Very truly yours,

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken, III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer

Cc:	J. Michael Chambers, Latham & Watkins LLP

David J. Miller, Latham & Watkins LLP